Exhibit 12.1

	Year to Date		Fiscal Years Ended
	Period Ended
	Sept. 29,		Dec. 30,		Dec. 31,		Jan. 1,		Dec. 27,		Dec. 28,
	2007		2006		2005		2004		2003		2002
Fixed charges:
Interest expense prior to amounts capitalized	$236		$310		$301		$309		$371		$392
Portions of rental expense representing interest	34		41		39		36		36		30

Total Fixed Charges (B)	$270		$351		$340		$345		$407		$422

Earnings before income taxes	$1,281		$1,472		$1,425		$1,366		$1,170		$1,144
Interest expense, as reported	233		307		300		309		371		391
Amortization of capitalized interest	4		5		9		9		9		11
Portions of rental expense representing interest	34		41		39		36		36		30

Earnings Before Income Taxes (A)	$1,552		$1,825		$1,773		$1,720		$1,586		$1,576

Ratio of Earnings to fixed charges (A/B)	5.7	x	5.2	x	5.2	x	5.0	x	3.9	x	3.7	x